CanAlaska Ventures Ltd.

TSX.V:  CVV   OTCBB: CVVLF

Toll Free 1-800-667-1870

www.canalaska.com

$2,691,150 NON-BROKERED FLOW-THROUGH PRIVATE PLACEMENT COMPLETED

Vancouver, BC – April 18, 2006.  CanAlaska Ventures Ltd. (the “Company”) is please to announce that further to its news release of March 30, 2006, the Company has now completed its non-brokered flow-through private placement and accordingly has issued 4,893,000 units at a price of $0.55 per unit for gross proceeds of $2,691,150.

Each unit consisted of one flow-through common share in the capital of the Company and one-half of one non flow-through, non transferable share purchase warrant (the “Warrant”), each whole Warrant entitling the holder thereof to purchase one additional common share (the “Warrant Share”) of the Company until April 11, 2007 at a purchase price of $0.65 per Warrant Share.

In compliance with Canadian securities laws, all of the securities issued in connection with this closing are subject to a hold period expiring on August 12, 2006.

The proceeds from the private placement will be used for exploration of the Company’s uranium properties in the Athabasca Basin and for general working capital purposes.

About CanAlaska Ventures Ltd.

CanAlaska possesses sixteen, 100% owned, uranium projects in the Athabasca Basin. Since September, 2004, the Company has aggressively acquired one of the largest land positions in the region, comprising over 2,061,516 acres.  In 2005, CanAlaska expended over Cdn$4 million exploring its properties in the Athabasca Basin and delineated multiple uranium targets.

Investor Contact Emil Fung Tel: 604-685-1870 Toll Free: 1-800-667-1870

On behalf of the Board of Directors

Peter Dasler, President

The TSX Venture has not reviewed and does not accept responsibility for the adequacy or accuracy of this release:  CUSIP#137089108.

This news release contains certain "Forward-Looking Statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time with the British Columbia Securities Commission and the United States Securities & Exchange Commission.